SECURITIES AND EXCHANGE COMMISSION
RECEIVED

FEB 2 6 2007

DIVISION OF MARKET REGULATION



07003058

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35581

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Krueger Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Main Street
(No. and Street)

Keokuk	IA	52632
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel R. Krueger 319-524-1240
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 0 8 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John P. Wardwell, CPA PC
(Name – *if individual, state last, first, middle name*)

40 N. 9th Street	Hamilton	IL	62341
(Address)	(City)	(State)	(Zip Code)



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 6 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/8

AB 3/8

OATH OR AFFIRMATION

I, HENRY F. KRUEGER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

SIGNATURE GUARANTEED
MEDALLION GUARANTEED
STATE CENTRAL BANK
ATO
AUTHORIZED SIGNATURE
E0242172
001
SECURITIES TRANSFER AGENTS MEDALLION PROGRAM
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXX Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KRUEGER BROKERAGE, INC.
KEOKUK, IOWA

Financial Report
December 31, 2006

TABLE OF CONTENTS

John P. Wardwell, CPA PC

Certified Public Accountant

40 N. 9th Street
Hamilton, IL 62341

Phone: 1-217-847-6288
Fax: 1-217-847-6290

INDEPENDENT AUDITORS' REPORT

Board of Directors
Krueger Brokerage, Inc.
Keokuk, Iowa 52632

We have audited the accompanying statements of financial condition of Krueger Brokerage, Inc. as of December 31, 2006 and 2005, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinions.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Krueger Brokerage, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

John P. Wardwell, CPA PC

John P. Wardwell, CPA PC

February 13, 2007

KRUEGER BROKERAGE, INC.
Statements of Financial Condition
December 31, 2006 and 2005

	2006	2005
ASSETS		
Cash	$ 9,231	$ 1,254
Deposits with clearing organizations:		
Cash	9	6,954
Securities, at market	27,811	25,782
Receivable from clearing organizations (Note 3)	16,320	11,690
Securities owned (Note 10):		
Marketable, at market	73,823	94,521
Not readily marketable, at estimated FV	18,474	4,800
Total Assets	$ 145,668	$ 145,001
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Payable to clearing organization (Note 3)	$ 3,279	$ 3,223
Income taxes payable	---	---
Accrued expenses	6,953	6,784
Total Liabilities	10,232	10,007
Stockholders' Equity:		
Common stock, par value $1000, authorized 100 shares, issued and outstanding 50 shares	50,000	50,000
Retained earnings	111,344	110,902
Less 12 shares treasury stock, at cost	(25,908)	(25,908)
Total Stockholders' Equity	135,436	134,994
Total Liabilities and Stockholders' Equity	$ 145,668	$ 145,001

The accompanying notes are an integral part of these financial statements.

KRUEGER BROKERAGE, INC.
Income Statements
December 31, 2006 and 2005

	2006	2005
Revenues:		
Commission	$ 210,704	$ 203,222
Interest and dividends	4,702	5,958
Gain (loss) on sale of securities	(1,848)	5,421
Unrealized gain (loss) on securities	12,192	13,493
Other income	50	50
Total Income	225,800	228,144
Expenses:		
Employee compensation and benefits	153,274	153,205
Clearing expenses	37,281	38,740
Communications and data processing	11,924	12,033
Occupancy	10,562	10,334
Other expenses	12,317	12,926
Total Expenses	225,358	227,238
Income before income tax	442	906
Provision for income taxes	---	---
Net income	$ 442	$ 906
Earnings per share	$ 8.84	$ 18.12

The accompanying notes are an integral part of these financial statements.

KRUEGER BROKERAGE, INC.
Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2006 and 2005

	2006	2005
Beginning stockholders' equity	$ 134,994	$ 134,444
Net income	442	906
Prior year adjustment	---	(356)
Ending stockholders' equity	$ 135,436	$ 134,994

The accompanying notes are an integral part of these financial statements.

KRUEGER BROKERAGE, INC.
Statements of Cash Flows
For the Years Ended December 31, 2006 and 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 442	$ 906
Unrealized (gains) losses on marketable securities	(12,192)	(13,493)
(Increase) decrease in accounts receivable	(4,630)	3,562
Increase (decrease) in accounts payable and accrued expenses	225	(313)
(Gain) Loss on sale of securities	1,848	(5,421)
Net Cash (Used) by Operating Activities	(14,307)	(14,759)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of investments	(6,561)	(10,658)
Proceeds from sale of investments and redemptions	21,900	8,585
Net Cash Provided (Used) by Investing Activities	15,339	(2,073)
CASH FLOWS FROM FINANCING ACTIVITIES	NONE	NONE
Net (decrease) in cash	1,032	(16,832)
Cash balance, beginning of year	8,208	25,040
Cash balance, end of year	$ 9,240	$ 8,208

	2006	2005
Cash expended for income taxes	$ -0-	$ 269

The accompanying notes are an integral part of these financial statements.

KRUEGER BROKERAGE, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

Note 1. Organization and Nature of Business

Krueger Brokerage, Inc. is an independent brokerage service registered with the Securities and Exchange Commission (SEC) and is a member of The National Association of Securities Dealers (NASD). The Company's operations are conducted in Keokuk, Iowa and all securities transactions are cleared through a clearing agent, Mesirow Financial, Inc. Clients include institutional and individual traders of securities.

Note 2. Significant Accounting Policies

The financial statements are presented on the accrual basis of accounting. The Company is engaged in a single line of business as a securities broker. Services provided include principal transactions, agency transactions, and investment advisory services. Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of Krueger Brokerage, Inc. are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Federal and state income taxes are calculated on the accrual basis as of the date of the financial statements. The amount of current taxes payable or refundable is determined by utilizing currently enacted tax laws and rates. The Company does not have any timing differences between book income determination and tax income that could give rise to deferred tax assets or liabilities.

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Note 3. Receivable from and Payable to Clearing Agent

Amounts receivable from clearing agent amounted to $16,320 and the amount payable to clearing agent was $3,279 as of December 31, 2006. Krueger Brokerage, Inc. clears all securities transactions through Mesirow Financial, Inc.

Note 4. Simplified Employee Pension Plan

Krueger Brokerage, Inc. maintains a SEP-IRA plan for employees who have completed three years of service, attained age 21, and have the required level of compensation in the plan year. Discretionary contributions are made by the Company to the accounts of all eligible employees. The Company's contributions to the plan were $9,269 and $13,674 for the years ended December 31, 2006 and 2005, respectively.

KRUEGER BROKERAGE, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

Note 5. Net Capital Requirement

Krueger Brokerage, Inc. is subject to the SEC Uniform Net Capital Rule (15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006 and 2005, the Company had net capital of $122,858 and $112,408, respectively, which was $72,858 and $62,408, respectively, in excess of its required net capital of $50,000 for each year. The Company's net capital ratio was .08 to 1 and .09 to 1, respectively.

Note 6. Income Taxes

For the years ended December 31, 2006 and December 31, 2005, the Company sustained net operating losses for tax purposes and, thus, incurred no federal or state income tax liability for either year.

A reconciliation of the differences between the expected income tax expense on income computed at the U.S. statutory income tax rates and the Company's income tax expense is shown in the following table:

	2006	2005
Expected income tax expense at U.S. statutory rate	$ 150	$ 308
Effect of non-deductible expense	895	958
Increase due to state income taxes, net of U.S. federal income tax effects	---	---
Effect of unrealized gains (losses) on securities	2,312	(1,266)
Effect of net operating loss carrh forward	(3,357)	---
Income tax expense	$ -0-	$ -0-

Note 7. Liabilities Subordinated to Claims of General Creditors

As of December 31, 2006 and 2005, Krueger Brokerage, Inc. had no liabilities subordinated to claims of general creditors. The Company does not engage in the types of transactions which give rise to such liabilities.

Note 8. Possession or Control Requirements

The Company is not subject to the requirements regarding possession or control of securities as all transactions involving the purchase and sale of securities are handled through a clearing agent. The Company does not take possession or control of any securities purchased on behalf of clients.

Note 9. Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles often requires the use of estimates by management. Actual results may differ from such estimates.

KRUEGER BROKERAGE, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

Note 10. Marketable Debt and Equity Securities

Cost and fair value of marketable debt and equity securities at December 31, 2006 and 2005, are as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
December 31, 2006				
Available for sale:				
Debt securities	$ 86	$ 1,200	$ (1,197)	$ 89
Equity securities	115,670	35,003	(30,654)	120,019
Totals	$115,756	$ 36,203	$ (31,851)	$120,108
December 31, 2005				
Available for sale:				
Debt securities	$ 966	$ 1,200	$ (1,113)	$ 1,053
Equity securities	144,069	40,313	(60,332)	124,050
Totals	$145,035	$ 41,513	$ (61,445)	$125,103

The Company owns 600 shares of stock in the National Association of Securities Dealers (NASD). Ownership of these shares is restricted to members of the NASD. Due to this restriction, the stock is not readily marketable. The Company carries this stock at estimated market value, $18,474. The Company also owns 600 shares of NASDAQ stock which are no longer restricted. The stock may be freely traded. The Company carries these shares at market.

Note 11. SIPC Insurance Coverage

Customers of Krueger Brokerage, Inc. are protected under the Securities Investors Protection Corporation insurance program. The Company was covered under SIPC for the years ended December 31, 2006 and 2005, and paid an assessment of $150 for each year.

Note 12. Lease

The Company leases a portion of the third floor of the State Central Bank building to conduct its business activities. Lease payments for 2006 and 2005 were $5,400 for each year. The lease terms are year to year subject to annual renewal.

JOHN P. WARDWELL, CPA PC
Certified Public Accountant

40 North 9th Street
Hamilton, IL 62341

Phone: 1-217-847-6288
Fax: 1-217-847-6290

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Krueger Brokerage, Inc.

We have audited the accompanying financial statements of Krueger Brokerage, Inc. as of and for the years ended December 31, 2006 and 2005, and have issued our report thereon dated February 13, 2007. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital and the Computation of Basic Net Capital Requirement is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

John P. Wardwell, CPA PC

John P. Wardwell, CPA PC
Hamilton, Illinois

February 13, 2007

KRUEGER BROKERAGE, INC.
Computation of Net Capital
December 31, 2006 and 2005

		2006		2005
Total ownership equity from statements of financial condition		$ 135,436		$ 134,994
Ownership equity not allowable		---		---
Total ownership equity qualified for net capital		135,436		134,994
Subordinated liabilities allowable		---		---
Other (deductions) or allowable credits		---		---
Total capital and allowable Subordinated liabilities		135,436		134,994
Deductions and/or charges:				
Total nonallowable assets	$ ---		$ (4,500)	
Secured demand note deficiency	---		---	
Commodity futures contracts	---		---	
Other deductions and/or charges	---	---	---	(4,500)
Other additions and/or allowable credits		---		---
Net Capital before haircuts on securities positions		135,436		130,494
Haircuts on securities:				
Contractual securities commitments	---		---	
Subordinated securities borrowings	---		---	
Trading and investment securities:				
Exempted securities	---		---	
Debt securities	(5)		(58)	
Options	---		---	
Other securities	(4,349)		(10,181)	
Undue concentration	---		---	
Other - common stock	(8,224)	(12,578)	(7,847)	(18,086)
Net Capital		$122,858		$112,408

The net capital computed as of December 31, 2006 and 2005 does not differ materially from amounts reported on form X-17A-5 as of those dates.

The accompanying notes are an integral part of these financial statements.

KRUEGER BROKERAGE, INC.
Computation of Basic Net Capital Requirement
December 31, 2006 and 2005

		2006		2005
Total Liabilities		$ 10,232		$ 10,007
Add:				
Drafts for immediate credit	$ ---		$ ---	
Market value of securities borrowed	---		---	
Other unrecorded amounts	---	---	---	---
Total Aggregate Indebtedness		10,232		10,007
Percentage of aggregate indebtedness to net capital		8%		9%
Percentage of debt to debt-equity total		7%		7%
A. Minimum net capital required 6 2/3% of total aggregate indebtedness		682		667
B. Minimum dollar net capital requirement		50,000		50,000
C. Net capital requirement (greater of A or B)		50,000		50,000
D. Net capital		122,858		112,408
Excess Net Capital (D minus C)		$ 72,858		$ 62,408
Excess Net Capital at 1000%		$121,835		$111,408
Ratio: Aggregate indebtedness to net capital		.08 to 1		.09 to 1

Krueger Brokerage, Inc. has no outstanding credit balances of the types, which, pursuant to rule 15c 3-3, require the maintenance of a special reserve account for the benefit of customers, nor does the Company engage in the types of transactions which give rise to such credit balances. Therefore, Krueger Brokerage, Inc. is not required to maintain a special reserve bank account.

JOHN P. WARDWELL, CPA PC

Certified Public Accountant

40 North 9th Street
Hamilton, IL 62341

Phone: 1-217-847-6288
Fax: 1-217-847-6290

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Krueger Brokerage, Inc.

In planning and performing our audits of the financial statements of Krueger Brokerage, Inc. for the years ended December 31, 2006 and 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 and 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

John P. Wardwell, CPA PC

John P. Wardwell, CPA PC
Hamilton, Illinois

February 13, 2007